October 22, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cabaletta Bio, Inc.

Registration Statement on Form S-1 (File No. 333-234017) (the “Registration Statement”)

Ladies and Gentleman:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Cabaletta Bio, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 24, 2019, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we and the other prospective underwriters have distributed approximately 2,080 copies of the preliminary prospectus dated October 16, 2019 (the “Preliminary Prospectus”) through the date hereof to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, we hereby confirm that we are, and the other prospective underwriters have confirmed that they are, complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours, MORGAN STANLEY & CO. LLC COWEN AND COMPANY, LLC EVERCORE GROUP, L.L.C. As Representatives of the several Underwriters MORGAN STANLEY & CO. LLC.

By:	/s/ Kalli Dircks
Name: Kalli Dircks Title: Executive Director

COWEN AND COMPANY LLC

By:	/s/ Bill Follis
Name: Bill Follis Title: Managing Director

EVERCORE GROUP, L.L.C.

By:	/s/ Maren Winnick
Name: Maren Winnick Title: Senior Managing Director

[Signature Page to Request for Acceleration of Effectiveness]